Exhibit 99.3

ALARUM TECHNOLOGIES LTD.

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and a Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alarum Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s counsel’s offices at 28 Ha’Arbaa, Hagag Tower, North Building, 34th floor, Tel Aviv, Israel, on August 28, 2023, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy Card will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ALARUM TECHNOLOGIES LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: August 28, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2a	To re-appoint Ms. Rakefet Remigolski as Class I director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such re-election and until she ceases to serve in her office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b	To re-appoint Mr. Yehuda Halfon as Class I director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To increase the Company’s authorized share capital to 150,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s amended and restated articles of association to reflect the same.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the adoption of a new compensation policy for the Company’s officers and directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

*

If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 4 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4

5.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7?*

*

If you do not indicate a response YES for this item 7a, your shares will not be voted for Proposal No. 7.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 7 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7

8.	To approve a grant of RSUs to Mr. Chen Katz, the Company’s active chairman of the Board of Directors.

	☐	FOR	☐	AGAINST	☐	ABSTAIN

9.	To approve an update to the service agreement of Mr. Chen Katz, the Company’s active chairman of the Board of Directors, regarding discretionary bonus.

	☐	FOR	☐	AGAINST	☐	ABSTAIN

9a.	In Case Proposal No. 4 will not be approved, do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 9?*

*

If you do not indicate a response YES for this item 9a, your shares will not be voted for Proposal No. 9.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 9 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 9

10.	To approve an update to the monthly fee of Mr. Chen Katz, the Company’s active chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in the partnership name by authorized person.